Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

March 20, 2017

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd. Amendment No.7 to Registration Statement on Form F-1 Filed March 15, 2017 File No. 333-214458 CIK No. 0001611746

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of March 17, 2017, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 20, 2017, we filed Amendment No. 8 to our registration statement on Form F-1. Page references in our responses are to the Amendment No. 8 to Form F-1.

Cover Page

1.           We refer to your revised offering size and your revised price range. Please update the fee table to correspond to the new proposed maximum offering amount.

Response: We have revised the fee table accordingly.

Business

Other Indications, page 53

2.           We refer to the press release on your website indicating that you have entered into a MOU with Rafa Laboratories to form a joint venture to research and develop a drug for certain indications, and that both you and Rafa will invest seed capital in this venture. Please update your disclosure to provide information regarding the MOU, or alternatively, explain the basis for your belief that the MOU is not material.

Response: We have revised our disclosure on page 53.

If you have any questions or require additional information, please call our attorneys, Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer